SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

Commission File Number 333-98435-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION

330 SOUTH FOURTH STREET

RICHMOND, VIRGINIA 23218-2189

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Savings Plan for the Employees of NewMarket Corporation and Affiliates

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Richmond, Virginia
May 12, 2006

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Net Assets Available for Benefits

December 31, 2005 and December 31, 2004

	2005	2004
Assets
Cash	$38,307	$2,670
Investments, at fair value (Note 3)	117,634,209	106,746,929
Receivables
Interest and dividends	84,762	84,019

Net assets available for benefits	$117,757,278	$106,833,618

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and December 31, 2004

	2005	2004
Additions to net assets attributed to
Contributions
Employees	$5,369,141	$5,138,223
Employer, net of forfeitures	2,243,554	2,181,472
Net appreciation in fair value of investments (Note 3)	9,034,034	3,531,132
Investment income - interest and dividends	1,921,554	1,249,634

Total additions	18,568,283	12,100,461

Deductions from net assets attributed to
Benefit payments	(7,644,623)	(8,544,061)

Total deductions	(7,644,623)	(8,544,061)

Net increase	10,923,660	3,556,400

Net assets available for benefits
At beginning of year	106,833,618	103,277,218

At end of year	$117,757,278	$106,833,618

The accompany notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2005 and December 31, 2004

1.	Description of Plan

General

The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Trust Company, FSB was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively Merrill Lynch and ML).

Contributions

Participants in the Plan may make pre-tax contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. Participants who are deemed “highly compensated” are limited to contributions of 10% of their base pay on both a pre-tax and after-tax basis. Any combination of pre-tax and after-tax contributions is subject to the 50% or 10% limit. In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket Corporation (the Company or NewMarket) may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. For 2005, the Plan limit and the federal limitation are both $14,000. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($4,000 for 2005 and $3,000 for 2004). Total catch-up contributions were $131,918 for the year ended December 31, 2005 and $93,820 for the year ended December 31, 2004.

NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Amounts for administering the Plan are borne entirely by NewMarket and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and charged with any distributions, brokerage or administrative fees and an allocation of a) the Company’s contribution and b) interest, dividends and realized and unrealized gains or losses of the investment funds. Allocations are based on participant earnings for account balances, as defined.

Benefit Payments

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2005 and December 31, 2004

Loans

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. At both December 31, 2005 and December 31, 2004, interest rates on participant loans ranged from 5% to 10.5% and are determined as of the date of the loan. Principal and interest are paid ratably through payroll deductions.

Forfeitures

Employees who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses, and are reflected in the statement of changes in net assets available for benefits during the year in which the forfeitures are applied to NewMarket’s contribution or Plan expenses. At December 31, 2005 and December 31, 2004, the forfeiture balance was $38,276 and $13,437, respectively. Forfeitures used to reduce Company contributions were $1,307 and $0 during December 31, 2005 and 2004, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Security Valuation

Investments are valued as follows:

Merrill Lynch Retirement Preservation Trust	-	investments in commingled trusts with Guaranteed Investment Contracts and Bank Investment Contracts with benefit responsive features are carried at cost plus accrued interest (contract value) which approximates fair value. Synthetic investment contracts are stated at the contract book value which approximates fair value. Money market instruments and US Government agency obligations are valued at amortized cost.

Mutual funds and Merrill Lynch Equity Index Trust	-	net asset value of shares or units held by the Plan at year-end based on quoted market value of the underlying assets

Common stock	-	fair value based on the last published year end sales price on the New York Stock Exchange

Loans to participants	-	balances due at cost which approximate fair value

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2005 and December 31, 2004

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation in the fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts based on the participant’s investment allocation.

3.	Investments

Participants currently in the Plan may select a program for investment in any of the 9 mutual funds, 2 commingled trust funds, and 3 common stocks, or in any combination thereof. Contributions made by NewMarket are invested in the non-participant directed portion of the NewMarket Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the pooled investment funds at any time. However, limited transfer rights apply to the post-1983 matching contributions in the NewMarket Corporation Common Stock Fund. The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31, in one or both years:

	2005	2004
NewMarket Corporation Common Stock (Note 8)	$41,550,520	$33,902,855
Merrill Lynch Equity Index Trust	22,788,514	23,020,475
Merrill Lynch Retirement Preservation Trust	9,772,944	10,179,686
Albemarle Corporation Common Stock	8,433,763	9,559,009
Davis New York Venture Fund	6,095,157	5,287,358

Non-participant directed investments in NewMarket Corporation common stock total $32,302,031 and $25,790,769 for 2005 and 2004, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2005	2004
Common stock	$6,911,799	$(600,209)
Mutual Funds	1,104,115	1,868,171
Commingled Trust Funds	1,018,120	2,263,170

	$9,034,034	$3,531,132

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2005 and December 31, 2004

4.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the NewMarket Corporation Common Stock Fund (Note 8) is as follows:

	2005	2004
Net assets:
NewMarket Corporation Common Stock Fund	$32,302,031	$25,790,769
Cash fund	41,578	3,831
Prior year accrued income	41,997	40,835

	$32,385,606	$25,835,435

Increases in fund assets
Employer’s contributions	$2,243,554
Investment income	3,271
Net apppreciation in fair value of investments	6,108,517

Total additions	8,355,342

Decreases in fund assets
Benefit payments	(996,184)

Net increase prior to transfers	7,359,158
Interfund transfers to participant directed investments	(808,987)

Net increase	$6,550,171

5.	Tax Status

The Internal Revenue Service advised the plan administrator on March 28, 2003, that the Plan, as amended and restated effective January 1, 2002, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and therefore is exempt from federal income taxes. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by NewMarket or for investment income and gains received on such investments.

6.	Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Notes to Financial Statements

December 31, 2005 and December 31, 2004

7.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan sponsor. Purchases of 244,674 and 220,201 shares of Company common stock totalled $4,381,390 and $4,447,454 for the years ended December 31, 2005 and 2004, respectively. Distributions made in and sales of 249,622 and 304,029 shares of Company common stock totalled $4,700,453 and $6,415,243 for the years ended December 31, 2005 and 2004, respectively. The Plan held 1,698,713 shares or $41,550,520 and 1,703,661 shares or $33,902,855 of Company common stock at December 31, 2005 and 2004, respectively.

8.	Other Matters

On May 27, 2004, the Company’s shareholders approved the transition to a holding company structure. The new holding company was named NewMarket Corporation. Upon the completion of the transaction, each share of Ethyl Corporation common stock was automatically converted into one share of NewMarket common stock.

Following the establishment of the holding company structure and an internal restructuring of its subsidiaries, NewMarket became the parent company of two operating companies each managing its own assets and liabilities. Those companies are Afton Chemical Corporation (formerly named Ethyl Petroleum Additives, Inc.) and Ethyl Corporation, representing certain manufacturing operations and the tetraethyl lead (TEL) business that inspired the original Ethyl name.

There was no impact on the Plan related to the holding company transaction other than a change in the Plan’s sponsorship to NewMarket Corporation and the conversion of the Ethyl Stock Fund to the NewMarket Stock Fund.

9.	Subsequent Event

NewMarket has made several changes to the investment options available under the Plan effective May 3, 2006. Seven of the Plan’s investment options will be offered with a different share class. The new share class will carry lower expense ratios than the current share classes. Two new investment options will be offered in the Plan: Janus Mid Cap Value Fund (Investor Class) and Putnam Small Cap Growth Fund (Class A). The Merrill Lynch International Index Fund will be removed from the Plan and be replaced by the Merrill Lynch International Index Trust, which is a collective trust. Purchases of Albemarle Corporation and Tredegar Corporation stock will no longer be permitted.

Savings Plan for the Employees of NewMarket Corporation and Affiliates

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

EIN: 20-0812170 PN: 002

(a) (b) Identity of issuer, borrower, lessor or similar party	(c) Description	(d) Cost	(e) Current value
* NewMarket Corporation	Common stock; no par value (1,698,713 shares)	$28,447,566	$41,550,520
Tredegar Corporation	Common stock; no par value (104,952 shares)		1,352,835
Albemarle Corporation	Common stock; $.01 par value (219,916 shares)		8,433,763
* Participant Loans	Loans to participants bearing interest at 5% - 10.5%, maturity dates of 1/19/06 - 1/04/11		1,276,494
* Merrill Lynch Retirement Preservation Trust	Collective trust (9,772,944 units)		9,772,944
* Merrill Lynch Equity Index Trust	Collective trust (244,906 units)		22,788,514
PIMCO Total Return Fund	Mutual fund (514,871 units)		5,406,149
Allianz NFJ Small Cap Fund	Mutual fund (82,165 units)		2,374,564
* Merrill Lynch Balanced Capital Fund	Mutual fund (147,875 units)		3,790,041
* Merrill Lynch Fundamental Growth Fund	Mutual fund (127,725 units)		2,445,941
Franklin Small-Mid Cap Growth Fund	Mutual fund (128,837 units)		4,859,722
* Merrill Lynch International Index Fund	Mutual fund (53,644 units)		668,945
Davis New York Venture Fund	Mutual fund (180,865 units)		6,095,157
Oakmark International Fund	Mutual fund (161,995 units)		3,628,688
Van Kampen Growth and Income Fund	Mutual fund (155,296 units)		3,189,772
Pending Settlement Fund	Cash and cash equivalents		160

			$117,634,209

*	Denotes a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: June 5, 2006	By:	/s/ D. A. Fiorenza
David A. Fiorenza
Vice President, Treasurer and Principal Financial Officer, Member of the Master Trust Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP